Exhibit 99.1
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
Company Registration No. 199407932D
A N N O U N C E M E N T
PROPOSED CAPITAL REDUCTION
The Board of Directors (the “Board”) of STATS ChipPAC Ltd. (the “Company”) refers to its announcement dated 11 January 2008 relating to a proposed capital reduction exercise (the “Capital Reduction”) pursuant to Section 78G of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), with the intention to effect a proposed aggregate cash distribution (the “Cash Distribution”) by the Company to shareholders of the Company (the “Shareholders”) of up to US$813 million. At an extraordinary general meeting held on 17 March 2008, Shareholders approved the Capital Reduction.
The Board is pleased to announce that the Capital Reduction was confirmed by the High Court of Singapore today. The Capital Reduction is subject to certain conditions as set forth in its aforementioned announcement dated 11 January 2008. If the Company determines that these conditions have been satisfied and it decides to proceed to lodge a copy of the Order of Court confirming the Capital Reduction, together with the other documents prescribed under the Companies Act, with the Registrar of Companies and Businesses of Singapore, the Capital Reduction would become effective upon such lodgment.
The Company will in due course make a further announcement on (i) whether, and if it does, when, it intends to lodge the said Order of Court together with such other documents as prescribed, (ii) the amount of the Cash Distribution, (iii) the amount proposed to be returned to the Shareholders for each Share held as at the Books Closure Date (as defined hereinafter), and (iv) the date on which the Transfer Books and Register of Members of the Company will be closed from for the purpose of determining the entitlements of Shareholders to the Cash Distribution (the “Books Closure Date”).
BY ORDER OF THE BOARD
Elaine Sin Mei Lin
Company Secretary
26 June 2008